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                                                               Exhibit (a)(1)(F)



Press Release dated June 17, 2002

Source:  EDEN Bioscience Corporation

     EDEN BIOSCIENCE(R) ANNOUNCES STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES

    BOTHELL, Washington, June 17, 2002 -- EDEN Bioscience Corporation (NASDAQ:EDEN) today announced that its Board of Directors has approved a voluntary stock option exchange program for employees.

    Under the program, eligible employees will be given the opportunity to cancel outstanding stock options previously granted to them in exchange for new options to be granted at a future date. The Company expects to cancel all properly tendered options on July 17, 2002, although that date may be extended. The exercise price of these new options will be equal to the fair market value of the company's common stock on the date new options are granted, which is presently scheduled for January 20, 2003, although that date may also be extended. The company's Directors and Brad Powell, the company's Chief Financial Officer and Interim President, are not eligible to participate in the exchange.

    "Our employees are our most important asset and are essential to creating long-term shareholder value," said Brad Powell. "We believe that this program will help restore the options incentive by recognizing current stock market reality and its impact on our employees, while also taking into account our obligation to be responsible to all of our shareholders."

    The exchange program has been designed in accordance with Financial Accounting Standard Board (FASB) interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation -- An Interpretation of APB Opinion No. 25" and related interpretations. Accordingly, the company anticipates that there will be no variable compensation charges as a result of the exchange program.

ABOUT EDEN BIOSCIENCE

    EDEN Bioscience is a plant technology company focused on developing, manufacturing and marketing innovative, natural protein-based products for agriculture. EDEN Bioscience believes its technology and initial product, Messenger(R), provide growers with a new tool to improve crop production and plant protection. Messenger is based on naturally occurring proteins called "harpins," which activate natural plant defense systems to protect against disease and pests, and simultaneously activate plant growth systems, improving crop yield and quality. Messenger has been tested in over 1,000 field trials in many countries and on more than 40 crops including: citrus, cotton, cucumber, peppers, strawberries, tobacco, tomatoes, grapes and corn. EDEN Bioscience's headquarters are at 3830 Monte Villa Parkway, Bothell, WA 98021, 425-806-7300; www.edenbio.com.



(c) 2002 EDEN Bioscience Corporation. Always read and follow label instructions before buying or using this product. Messenger(R), EDEN(R), and EDEN Bioscience(R) are registered trademarks of EDEN Bioscience Corporation. Messenger is not currently registered for sale or use in Colorado. In California, Messenger is labeled for disease management for use on strawberries, grapes, and fruiting vegetables only.